Exhibit 99.1

Guardforce AI Announces Collaboration with Hong Kong Industrial Artificial Intelligence and Robotics Centre to Develop Worldwide Robotics Solutions and AI Cloud Platforms

NEW YORK, NY / June 30, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today a collaboration agreement with Hong Kong Industrial Artificial Intelligence and Robotics Centre Limited (FLAIR), founded by the Hong Kong Productivity Council (HKPC) with RWTH Aachen Campus in Germany as its major collaborator, to work together on developing Robotics-as-a-Service (RaaS) solutions and artificial intelligence (AI) cloud platforms worldwide. Under the agreement, Guardforce AI will be provided access to FLAIR technology and know-how, over an initial two-year period, starting in August 2022. Guardforce AI and FLAIR plan to work together on providing customized robotics services to clients worldwide.

Located at the Hong Kong Science Park, FLAIR is part of AIR@InnoHK, which is one of two world-class research clusters being established by InnoHK Clusters of the Hong Kong Special Administrative Region (HKSAR) government, to support Hong Kong in developing into an international innovation and technology hub.

Dr. Ming Ge, Chief Operating Officer of FLAIR, stated, “We’re very thankful to Guardforce AI for the sponsorship that will help accelerate our research work on AI and robotics development. We look forward to collaborating with Guardfocre AI on the successful application of our research results to enhance RaaS development and unleash innovative possibilities for industries seeking to adopt AI & robotics solutions.”

Olivia Wang, CEO of Guardforce AI, stated, "Collaborating with FLAIR is an important milestone in establishing a first-class R&D center based in Hong Kong. Within the past 24 months, we have been rapidly expanding our RaaS platform from one market to ten markets, including Hong Kong, Macau, Thailand, Singapore, Malaysia, China, Dubai, Australia, Japan, and the U.S., to meet the growing needs of our clients and partners. Getting involved with a truly innovative R&D center will strengthen our ability to build a successful ecosystem surrounding our robotic solutions and will help boost our ability to develop better RaaS solutions that will be specifically tailored to the requirements of local markets.”

About FLAIR

The Hong Kong Industrial Artificial Intelligence & Robotics Centre (FLAIR) was established by the Hong Kong Productivity Council (HKPC) at the Hong Kong Science Park and is part of AIR@InnoHK, which is one of the two world-class research clusters being established by InnoHK Clusters of the HKSAR Government, to support Hong Kong in developing into an international innovation and technology hub.

As the sole founder of Flair, HKPC works together with RWTH Aachen Campus of Germany, the major collaborator of FLAIR, by bundling its strengths and repertoire of resources in technical expertise, networks, innovation and patents etc. to set up FLAIR and support its operation.

For more information, please visit FLAIR’s website: https://www.hkflair.org

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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